3Q 2005 Operating Performance Oct 11, 2005 EX99.1 3Q 2005 Operating Performance Of POSCO

Figures provided in this presentation are based on unaudited non-consolidated financial statements of the Company for the third quarter of 2005. Certain contents in this presentation are subject to change during the course of auditing process.

I. 3Q 05 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2005 Business Plan Table of Contents

Production/Sales (In thousand tons) Production increase via blast furnace refurbishment Weak demand translated into reduced sales volume and high inventory 2005 Total YoY (%)* Cumulative 1Q 2Q 3Q 2005 Total YoY (%)* Cumulative Crude Steel Crude Steel 7,593 7,396 7,698 22,687 1.3 Finished Products (FP) Finished Products (FP) 7,436 6,984 7,513 21,933 - FP Sales FP Sales 7,335 6,850 7,174 21,359 ^1.6 Domestic 5,512 5,076 5,359 15,947 ^1.2 Export (%) 1,823 (24.9) 1,774 (25.9) 1,815 (25.3) 5,412 (25.3) 2.7 FP Inventory FP Inventory 375 431 696 696 57.1 ^ 2Q Major Facility Rationalizations - Gwangyang #2 BF refurbishment : '05 Mar 15th~May 20th (66days) - Pohang #2 HR pre-rationalization work : '05 Jun 8th~Jun25th (18days), Pohang #2 Plate Rationalization : '05 Apr 6th~Jun 2nd (58days) * Three quarters cumulative

Sales by Product (In thousand tons) Increased sales volume of HR and Plate from completion of rationalization Reduced sales volume of CR, Wire Rod, and STS caused by production cut 2005 Total YoY(%)* Cumulative 1Q 2Q 3Q 2005 Total YoY(%)* Cumulative Hot Rolled 2,290 2,270 2,419 6,979 ? 8.7 Plate 873 535 863 2,271 ? 5.0 Wire Rod 519 513 456 1,488 ? 0.7 Cold Rolled 2,666 2,622 2,578 7,866 7.3 Electric Steel 194 195 162 551 3.8 Stainless 517 438 428 1,383 ? 4.6 Others 276 277 268 821 ? 3.4 Total 7,335 6,850 7,174 21,359 ? 1.6 * Three quarters cumulative

Income Statement Summary (In billion KRW) 3Q OP Margin reduced due to increased raw material costs and one time ESOP expense 2005 Total YoY(%)* Cumulative 1Q 2Q 3Q 2005 Total YoY(%)* Cumulative Sales Sales 5,656 5,378 5,458 16,492 16.3 COGS COGS 3,613 3,407 3,835 10,855 8.7 Operating Income Operating Income 1,776 1,729 1,319 4,824 40.2 OP Margin 31.4% 32.1% 24.2% 29.3% - Net Profit Net Profit 1,307 1,263 1,061 3,631 37.2 Profit Margin 23.1% 23.5% 19.5% 22.0% - ^ ESOP Expense : KRW 174bn (Without ESOP 3Q OP Margin 27.4%) Domestic sales price cut (Effective for orders received as of '05 Sept 26th) : 6~9% depending on products '04. 3Q '05. 1Q '05. 2Q '05. 3Q FP ASP : 682 ^ 752 ^ 767 ^ 743 (In thousand KRW) * Three quarters cumulative

Financial Structure (In billion KRW) Debt repayment: KRW 200 bn. (July, '05) Current Asset reduced due to share buybacks for TSE Listing Fixed Assets increased due to incremental capital expenditure in #1 FINEX, #5, 6 CGL, etc Liabilities reduced through continued debt repayment 2005 2005 2005 YoY (%)* Cumulative 1Q 2Q 3Q YoY (%)* Cumulative Assets Assets 21,713 22,344 22,934 16.6 Current Assets Fixed Assets 8,004 13,709 8,143 14,201 7,469 15,465 16.3 16.7 Liabilities Liabilities 5,110 4,564 4,188 ^11.9 Debt 2,369 1,882 1,677 ^ 34.6 Shareholder's Equity Shareholder's Equity 16,603 17,780 18,746 25.7 Treasury Stock Buy Back: 642 billion KRW ('05.9/E) * Three quarters cumulative

Operating Margin (%) 12.9 21.3 23.7 31.5 EBITDA Margin (%) Financial Ratios 15.6 25.5 26.9 32.8 '01 '02 '03 '04 '05.3/4 Debt Ratio (%) 72.8 42.1 52.3 32.6 Equity Ratio(%) '01 '02 '03 '04 '05.3/4 57.9 70.4 65.7 75.4 22.3 81.7 *36.0 *29.3 '01 '02 '03 '04 '05.3/4 '01 '02 '03 '04 '05.3/4 * Three quarters cumulative * Three quarters cumulative

I. 3Q 05 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2005 Business Plan

FINEX(r) Project 1

FINEX® Project 2

posco

FINEX Key Technologies

① Fluidized Bed Reactor :
fine ore pre-heated and reduced

② Hot DRI Compaction :
fine DRI compacted to HCI

③ Coal Briquetting

④ Melter-gasifier : Molten steel and recyclable gas

Advantages of FINEX

- Omission of pre-treatment of raw-materials
- More convenient management of plant through separation of restoring and smelting processes
- Environment-friendly
- Flexible size expansion and cost-competitive



Fine Ore
Non-coking Coal
③ Coal Briquetter
② Hot DRI Compactor
CO_2 Removal
Power Plant
① Fluidized Bed Reactors
④ Melter Gasifier
Oxygen Plant

11

FINEX(r) Project 3 Emission Comparison Coke Oven Sinter Plant BF Blast Furnace FINEX 0 50 100 8% 4% 21% SOx NOx Dust Economic Benefit Comparison 92 83 Blast Furnace FINEX Investment FINEX Operationg Cost* Economic benefits expected via savings on CAPEX and Operating Costs Significantly less pollutants produced than traditional Blast Furnace 0 50 100 *1.5mn ton FINEX Standard (3.0mn ton by BF Route)

FINEX® Project 4

posco

Recent Demo Plant Status

		Design	Results (Aug '05)
Prodn.	Annual (thousand ton)	600	720
	Daily (ton)	1,800	2,150
Rate of Operation	%	95	92
Coal Rate (PCR)	kg/tHM	850 (0)	820 (250)
Continuous operating days	day	30	93

Major Developments

- Aiming for a 95% utilization rate, and reducing coal consumption below 800kg/mo.
  - Improving reliability & thermal efficiency
- Testing different brands of raw materials
  - Development of low cost raw materials
- **Testing melter-gasifier input material**
  - Productivity Improvements

< Annual production of 1.5mn ton - FINEX Plant construction scene >


Construction Period: Aug '04 ~ Dec '06

13

Medium-term Technology Development Strategy

POSCO

Rapid changes in Market & Competitive Forces

- **Rapid growth of China in steel industry**
  - Global market share expansion
    - · 15.5%('00) → 27.9%('05) → 32.0% ('08)
  - Increasing volume of low grade Chinese steel imports
    - · 3 mn tons ('04.2H) → 4.18 mn tons ('05.1H)
- **Fierce competition in East Asian Market**
  - Japanese BF companies recovering competitiveness
  - Polarizing competition structure
    - · Cool down of low grade market due to oversupply
    - · High grade prices continue to rise
- **Change in the competition paradigm**
  - Ability to manage raw material procurement, environment and technology to be core competence

Medium-term Technology Development Strategy

- **Early layout of pre-emptive system against technology chase from China**
  - Concentrated development in core strategic products
  - Increase capex for strategic products
- **Securing absolute advantage in future technology competitiveness by focusing more on production of high value-added steel**
  - R&D on strategic products
  - Enhance production technology
  - Strategic customer development



14

Investment in Auto Steel Sheet 1

posco

Completion of #5 CGL

- Total production of 1.66 mn tons, with the addition of 450 thousand ton CGL
  - CGL (450 thou. ton): High Strength, high practicality-steel sheet
  - MCL (250 thou. ton): Cr-Free, Pre-sealed steel
- #6 CGL to be completed in '06
- By '08, total production of auto steel sheets to reach 6.5 mn tons

※ World's first mass production of 50kg weight bearing GA Steel Sheet
- Manufacturing cost reduction via reduced weight of automobile

TWB Plant Enlargement

- **Annual production of 5.5 mn.sheets**
  - Additional production of 1.9 mn sheets
- **Automobile weight reduction by 10%**
  - Drastic improvements in fuel efficiency and stability

※ **TWB Market Trend**
- Europe: World's largest TWB market with mass production plan
- Japan: Around 80 lines operating, focusing on automobile and auto parts as core products
- China: Sudden rise in demand due to rapid growth in automotive Industry





15

Investment in Auto Steel Sheet 3 70% of total sales of auto steel sheet to be sold to world's 15 largest automotive companies by year 2007 Suzuki 1,000 and above 500 ~ 1,000 100 ~ 500 50 ~ 100 30 ~ 50 1 ~ 30 Amount of Supply (Thou. ton) (Thou. ton) (Thou. ton) (Thou. ton) Mazda Suzuki Mazda '02~'03 '04~'05 '06~'07

l KOBRASCO (Pellet) POSCHROME (Ferrochrome) Mt.Thorley (Coaking Coal) POSMAC (Iron Ore) Foxleigh (Coking Coal) Carborough Downs (Coking Coal) Glennies Creek (Coking Coal) Green Hills (Coking Coal) Overseas Investment in Raw Materials Mine Stake-holding Invest-met (mn $) Annual Purchase (mn tons) Austra-lia Iron Ore POS-MAC Jack Hills 20% 5.5% 12.2 2.4 3.0 TBD Austra-lia Coal Mount Throley Foxleigh Glennies Creek Carborough Downs 20% 20% 5% 5% 31.5 38.8 7.6 9.6 1.6 1.5 0.6 0.8 Canada Coal Green Hills Elkview 20% 2.5% 43.2 25.0 2.7 1.0 Brazil Iron Ore Kobrasco 50% 38.5 2.7 S.Africa Fe-Cr Pos-Chrome 25% 4.6 60 thou. ton China Fe-Si Hubei 30% 3.0 11 thous. ton Jack Hills (Iron Ore) Securing stable supply of raw materials through direct investment Elkview (Coking Coal )

IISI Annual Conference in Seoul

posco

The 39th IISI* Annual Conference

- **'Adding Value to Our World'**
  - 400 participants from 55 organizations in 35 countries
  - China's steel makers, including Baoshan · Anshan, participated for the first time

* IISI (International Iron & Steel Institute)

· Regular member (57) : crude steel production over 2mn tons

- POSCO, Dongkuk Steel, INI

· Associate member (69) : crude steel production below 2mn tons

· League member (66) : Steel Association


IISI-39
oul, Korea

Conference Result

- **General Meeting**
  - POSCO CEO, appointed to chairmen's group
- **Board Directors**
  - 4 Russian companies including TMK newly entered → 192 companies
- **Annual Meeting**
  - Annual growth rate for global steel demand forecasted to be 4~5%

(mn tons)	'04	'05	'06
Global	972	998	1,040~1,053
China	272	300	320~330

- Discussion on raw materials, technology, etc

	Theme	Content
Session 1	Raw materials& Energy	Raw material S-D forecast
Session 2	New steel tech.	AST, SCOPE 21
Session 3	People- first	Safety

18

Tokyo Stock Exchange Listing

posco


TOKYO
STOCK EXCHANGE
TOPIX

- **Tokyo Stock Exchange Market**
  - $ 3.6 tn of aggregate value of listed stock, world's 2nd capital market
    - · NYSE $12.7tn., LSE $2.8tn., KSE $0.4tn. ('05.5E)
  - Low interest rate, high investment potential
    - · Total financial asset in Japan amounts to U$40.4tn. (individuals possess 35%)
  - Stock market reform program promotion
    - · Attracting overseas companies to list in TSE
  - High awareness of POSCO from Samurai bond issue
    - · ¥ 208.5 bn issued since '93 (Public Disclosure)
  - Capital market with high multiples

< PER Comparison >

(Data: KRX Jun. 4, '05) ('04/E/unit: multiple)

NYSE	TSE	NSE	KSE	POSCO
20.5	27.5	11.7	13.3	3.9

- **Purpose of TSE Listing**
  - Becoming a global stock, through 24hrs trading
  - Diversifying regional stockholders
  - Uplifting company brand in major export markets

* '88.6 KSE Listing
'94.4 NYSE Listing
'95.5 LSE Listing

- **Listing Status**
  - Method : Public Listing
  - Securities : ADR
  - No. of Shares : 3.5 mn. (4% of common stock issued)
  - Via share buyback in market
  - Period : Nov., '05

19

Improved Overseas Credit-Rating

POSCO

❑ **Highest credit standing among integrated steel mills in the world**

Moody's Credit-Rating Upgrade

- Credit Rating: A3(Stable) → A2(Stable)
  - Sufficient cash flow generating power
  - Increased production of high value added products including automotive steel sheets

S&P Credit "Outlook" Upgrade

- Credit Rating: A-(Stable) → A-(Positive)
  - Stable profitability & potential cash flow generating power
  - Improving product mix

< Overseas Credit-Rating Position >

Grade	Risk	Moody's	Moody's position	S&P position	S&P
Investment Grade		Aaa			AAA
	Lowest Risk	Aa1			AA+
		Aa2			AA
		Aa3			AA-
	Low Risk	A1	*Nucor (US)*	*Nucor*	A+
		A2	*POSCO*	*Korean Govt.*	A
		A3	*Korean Govt., NSC (Japan)*	*POSCO*	A-
	Medium Risk	Baa1			BBB+
		Baa2			BBB
		Baa3		*NSC*	BBB-
Speculative Grade		Ba1			BB+
		Ba2	*US Steel (US)*	*US Steel*	BB
		Ba3			BB-

20

I. 3Q 05 Operating Performance II. Strategic Initiatives III. Steel Industry Environment IV. 2005 Business Plan

Global Steel Market Trend 1 Uptrend pricing in the West/Stable trend in Japan/ Weak trend in Korea, China and South-East Asia Regional Market Price Trend After price cuts, distributors make efforts to destock inventories, leading to downtrend spot pricing (Thou.KRW) - HR (Seoul^Incheon) : 633 (Jan.'05) ^ 693 (Apr.) ^ 622 (Jul.) ^ 569 (Sept.) Despite the price cut in domestic market, supply remained strong and demand continued to be weak, leading to price decline - HR (Guangzhou) : 547 (Jan.'05) ^ 537 (Apr) ^ 422 (Jul.) ^ 380 (Sept.) Stable spot price maintained; Delayed inventory level reduction - HR (Tokyo) : 529 (Jan.'05) ^ 612 (Apr.) ^ 578 (Jul.) ^ 580 (Sept.) Continued weak pricing caused by increased supply from China - HR Price in South-East Asia (CNF) : Chinese 430~435, Russian 440~450 Low inventory, declining imports, restoration process stemming from Katrina all conducive to increasing steel demand - HR (Midwest) : 705 (Jan.'05) ^ 639 (Apr.) ^ 485 (Jul.) ^ 617 (Sept.) 4Q Price expected to increase as inventory destocking ends - HR (Germany) : 650 (Jan.'05) ^ 623 (Apr.) ^ 493 (Jul) ^ 508 (Sept.) ASEAN MS_ClipArt_Gallery.2 (Unit: U$/T)

Global Steel Market Trend 2 Inventory level reduced in the West/ Slowdown of Chinese steel exports/ Price stabilization expected as regional price gaps narrow Recovery leading to Stable Supply & Demand - Overseas major steel mills expected to carry out profit-focused pricing - Consolidation of Chinese mills Oversupply Risks of Commodity Steel still Exist - Strong pricing for high-end products - Weak pricing for commodity products '06. Global Steel Market Outlook '04 '05 '06 Global economic growth(%) 4.1 3.5 3.3 Steel Demand (bn ton) 0.97 1.0 1.05 Crude Steel Capacity (bn ton) 1.20 1.27 1.33 * Global Economic Growth: IMF( Jun., 05)/ Steel Demand, Capacity: IISI(Oct..,'05)/ Capacity: WSD (Jun., '05) < Global Steel Supply-Demand Outlook > Wide fluctuation of steel price by region, period, and grade - Recent steel price recovery in the West - Slowdown of Chinese steel exports - Commodity steel prices kept low in China and South-East Asia ? Regional price gaps expected to narrow '05. Global Steel Market Trend

China Steel Industry 1

posco

❑ New Steel Policy Announcement by Chinese Government (July, '05)

Mere 15 companies producing over 5 mn tons each	Creation of BIG 4, each producing over 20 mn tons

- Chinese government selectively supporting large-scale global steel companies
- BIG 4, including Baoshan, promoting integrated steel mill projects in the coastal region


North -West
North -East
Coastal North
Coastal East
South -West
Mid-South
8 mn tons and over
5~8 mn tons
3~5 mn tons
2~3 mn tons
1~2 mn tons


Anshan
Shougang
Wuhan
Baoshan

24

91.8 100.7 15.3 6.4 236.2 239.8 18.3 19.8 Prodn. Cons. Export Import (mn tons) < Steel Market Trends in China (Jan. ~Aug., '05) > ? Net import maintained on flat steel, led by stable demand for high-quality Steel 144.4 139.1 3.0 13.4 = + (POSCO-China Sept, '05.) Total Flats Longs China Steel Industry 2 Prodn. Cons. Export Import Prodn. Cons. Export Import '04 '05 Automobile +28.6% '04 '05 +21.0% '04 '05 Shipbuilding Home Appliance '04 '05(F) Construction Area (POSCO-China Sept, '05) < 2005 Domestic Production Outlook in Key industries > +10.0% 5.1 5.6 (mn tons) 8.6 11.0 124 150 (mn units) +9.4% (100mn ^) 3.7 4.1 (YoY) (mn DWT) Major steel consuming industries, including automobile, shipbuilding industries, continue to grow

Continued weakening of spot prices due to oversupply of commodity steel within China China Steel Industry 3 Price: Shanghai Spot Price (Anshan Steel Products HR 3.0mm, CR 1.0mm) Inventory : Huadong Province HR + CR < Spot Price & Inventory Trends in China > '04.4Q '05.1Q 2Q Jul. Aug. +316 ^ +165 ^ +54 ^ ^14 ^ ^56 ? Slowdown of Chinese Steel Exports Chinese Net Export Export - Import (10 thousnad tons) ? Steel export to slow down due to govt.'s steel export control policy, and decelerating export growth due to narrow-down of regional price gap - China recently turned net importer HR (U$/T) CR ^ 423 535 ^ ^ 480 592 ^ ^ 518 676 ^ ^ 568 ^ 363 783 ^ 589 ^ 552 ^ ^ 382 ^ ^ ^ ^ '04.6 '04.9 '04.12 '05.3 '05.6 '05.9 1,092 ^ ^ 585 ^ ^ 436 ^ ^ 523 Inventory (Thou. ton) ^ ^ ^ 999 ^ ^ ^ ^ 1,103

GDP growth rate forecasted at 3.7% due to delayed recovery of consumption and slowdown of export growth rate Domestic Steel Industry 1 GDP growth rate : 4.6% ('04) ^ 3.7% ('05) (OECD forecast, Oct. 5, '05 ) Domestic: Despite the overall sluggishness in the steel industry, production growth of automobile and shipbuilding is sustaining the current steel demand level Export : Export on the rise due to coated steel capacity expansion and overall recovery in the Asian steel industry Weak demand for long products, and strong demand for flat products to grow by 6.3% '04 1H '04 2H '04 '05F YoY(%) Domestic consumption 10,522 11,257 21,779 23,156 6.3 Production 13,978 15,002 28,980 30,516 5.3 Import (from China) 2,279 (481) 1,867 (1,317) 4,146 (1,798) 4,274 (3,112) 3.1 (73.1) Export 5,734 5,613 11,347 11,634 2.5 < Domestic Flat Product Supply-Demand Forecast > (Unit: thousand tons) (data: POSRI, July, '05.)

Domestic Steel Industry 2 11.3% '04 '05(F) 9.2% 6.5% '04 '05(F) 4.3% -0.3% '04 '05(F) 1.1% '04 '05(F) (POSRI July, '05) 11.3% 15,143 16,861 3,469 3,693 34.0 33.9 1.3% 117.7 118.0 (YoY) Production Forecast by Major Steel Consuming Industries Shipbuilding (thousnad GT) Shipbuilding orders secured for next 3.3 years - Orders for LNG, container ship, on the rise - Performance to remain strong toward the year-end 2006 Automobile (thousand tons) Decelerating production growth expected after '06 as a result of high oil price and strengthening KRW Construction (tr KRW) Home Appliance (tr KRW) Sound leading indicators (eg. Construction orders) despite a 1.9% yoy decline in construction investment in 1H05 Slow growth expected, caused by weak demand and export slowdown

Raw Materials & Freight Trends

posco

Nickel & Scrap Price

- **Nickel Price Trend**
  - LME nickel inventory level increasing
    - · Price declines to U$ 13,000 per ton
  - Uncertainties negatively affecting nickel price have been removed
    - · New contract agreement between mgt and labor of INCO
- **Scrap**
  - Steel scrap demand in US, Europe (Turkey) on the rise
  - Strong price expected down the road

< Nickel & Scrap Price Trend (U$/ton) >



Nickel
$ 16,690
$15,205
$13,605
$288
$280
$265
Scrap
'04.1
'04.12
'05.9

Freight

- **Heavier ocean transportation of iron-ore expected due to inventory destocking in China**
- **Continued rise of freight due to traffic congestion in major ports since the trough in July, '05**
- **Flat or slight decline forecasted**

< Freight Trend (US$/ton) >



$31.8
$43.5
Brazil → China
$27.5
$ 18.1
$19.8
$10.2
West Australia → China
' 04.1
' 04.12
'05.9

29

I. 3Q 05 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2005 Business Plan

2005 Business Plan 30.2 30.8 Production (mn tons) 29.2 29.5 2004 2005(F) Sales (mn tons) 2004 2005(F) ? Rolling Plan 2005 are revised, reflecting recent production and price cuts Above data represents company's internal financial targets and may be subject to change and should not be used for making investment decisions +1.9% +0.9% Sales (trillion KRW) +12.8% 2004 2005(F) 22.3 19.8 2004 2005(F) Investment (trillion KRW) 3.6 2.3

3Q 2005 Operating Performance Oct 11, 2005